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                                                                    Exhibit 99.1

November 15, 1999

Dear Falcon Building Products, Inc. Bondholders:

A copy of the Falcon Building Products, Inc (the "Company") Form 10-Q is enclosed. As discussed below, the Company sold its Air Power Products segment in the third quarter of 1999. The Company, therefore, has two remaining segments. A summary of the unaudited financial results follows (dollars in millions):

                                                           PERIODS ENDED SEPTEMBER 30,
                                         ------------------------------------------------------------------
                                                     1999                             1998
                                         -----------------------------        -----------------------------
                                                              NINE                                NINE
                                           QUARTER           MONTHS              QUARTER         MONTHS
                                         -------------   -------------        -------------   -------------
Net sales
     Air Distribution Products.....             $85.7            $239.0             $61.0         $158.0
     Plumbing Fixtures.............              39.6             117.2              40.1          158.0
                                         -------------   -------------        -------------   -------------
       Total.......................            $125.3            $356.2            $101.1         $274.6
                                         =============   =============        =============   =============
Profitability(a)
     Air Distribution Products.....             $12.1             $32.0              $9.5          $23.6
     Plumbing Fixtures.............               2.6               7.0               4.6           13.8
                                         -------------   -------------        -------------   -------------
       Segment profitability.......              14.7              39.0              14.1           37.4
     Corporate.....................              (1.8)             (5.1)             (1.6)          (4.4)
                                         -------------   -------------        -------------   -------------
       Total.......................             $12.9             $33.9             $12.5          $33.0
                                         =============   =============        =============   =============

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(a) Profitability represents operating earnings before non-recurring Ultravent adjustments, restructuring charges, certain non-cash charges, and depreciation and amortization expense.

For the quarter ended September 30, 1999, net sales amounted to $125.3 million, an increase of $24.2 million or 23.9% above the third quarter of 1998, while sales for the nine months ended September 30, 1999 amounted to $356.2 million, an increase of $81.6 million over the 1998 period. The Warrior Glass and Penn Ventilation acquisitions within our Air Distribution segment collectively contributed $21.7 and $61.9 million to the sales increase in the third quarter of 1999 and year-to-date, respectively. Continued strength in residential construction along with wholesaler consolidation continues to benefit our Air Distribution business primarily in residential and light commercial vents and registers as well as duct products. Third Quarter sales in the Plumbing Fixtures segment were slightly below those of last year while year-to-date sales were slightly ahead of last year.

Segment profitability of $14.7 million for the third quarter of 1999 was slightly ahead of last year, however, as a percentage of sales, the margin declined from 14.0% in 1998 to 11.7% in 1999. While overall earnings increased within our Air Distribution segment, operating margin as a percentage of sales decreased due to the integration of the two acquisitions discussed above. Cost reduction opportunities for these acquisitions through capital investment, manufacturing process changes, and distribution and procurement synergies should serve to enhance margins as our integration plan is successfully executed. Our Plumbing Fixtures segment's profitability continues to be negatively impacted primarily by manufacturing inefficiencies within our Texas operations,

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driven partially by the lack of adequately skilled labor resources in this area of the country. Additionally, this segment has experienced abnormally high employee medical and workers compensation costs in 1999. As part of the ongoing analysis of the Plumbing Fixtures segment, the Company decided to exit the manufacturing of all steel products and recorded a restructuring charge of $11.4 million in the third quarter of 1999. The decision to exit steel manufacturing was three-fold. First, the operating efficiencies thought to be derived from the steel restructuring project initiated in 1998 were not achieved. Secondly, the loss of this segment's largest customer resulted in a reduction in the volume of steel products, which will be sold going forward. Lastly, the capacity to outsource all of our steel volume became available subsequent to the first restructuring.

As disclosed in an 8-K filed in September, the Company's Air Power Products segment was sold to Pentair, Inc. for cash proceeds of $470.6 subject to customary purchase price adjustments. The Company recorded a pre-tax gain of $308.5 million and related income taxes of $60.8 million associated with the sale. Approximately $15.8 million of expenses were incurred in connection with the sale, reflecting investment banker fees, legal and accounting fees, transaction bonuses and a settlement loss associated with the transfer of the liability associated with DeVilbiss's portion of the Falcon Cash Balance Plan.

The cash proceeds were or will be used as follows: $77 million for the repurchase of accounts receivable previously sold under the accounts receivable securitization program which has now been terminated; $173 million to repay the outstanding balance under the term loan portion of the Bank Credit Facility which has now been reduced to a $125 million revolving credit facility; $208 million through October has been used to repurchase a portion of its 9 1/2% Senior Subordinated Notes and 10 1/2% Senior Subordinated Discounts Notes in open market transactions; and approximately $10.0 million for fees and expenses incurred in connection with the sale. The tax liability incurred as a result of the sale will be paid in the fourth quarter.

The Company continues to have significant liquidity to fund operations and make new investments. At September 30, 1999, the Company had $121.2 million of borrowing availability under its revolving credit facility. The cash balance of $199.5 million at September 30, 1999 was reduced in October by $167 million for the repurchase of Senior Subordinated Notes and Senior Subordinated Discount Notes.

Falcon will continue to explore strategic alternatives with respect to its Air Distribution Products segment and Plumbing Fixtures segment, including potential acquisitions to enhance the businesses and potential divestitures or other transactions to maximize shareholder value.

We thank you for your continued support and confidence.

William K. Hall
Chairman, President & Chief
Executive Officer

FORWARD-LOOKING STATEMENTS IN THIS LETTER ARE MADE PURSUANT TO THE "SAFE HARBOR" PROVISIONS OF THE PRIVATE SECURITIES LITIGATION ACT OF 1995. INVESTORS ARE CAUTIONED THAT ACTUAL RESULTS MAY DIFFER SUBSTANTIALLY FROM SUCH FORWARD-LOOKING STATEMENTS. FORWARD-LOOKING STATEMENTS INVOLVE RISKS AND UNCERTAINTIES, INCLUDING BUT NOT LIMITED TO, CHANGES IN GENERAL ECONOMIC CONDITIONS, FLUCTUATIONS IN INTEREST RATES, INCREASES IN RAW MATERIALS AND LABOR COSTS, LEVELS OF COMPETITION AND OTHER FACTORS DETAILED FROM TIME TO TIME IN THE COMPANY'S FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION.